Mail Stop 4720
                                                                June 28, 2019


    Shy Datika
    President
    INX Limited
    57/63 Line Wall Road
    Gibraltar, GX11 1AA
    Gibraltar

           Re:     INX Limited
                   Amendment No. 5 to
                   Draft Registration Statement on Form F-1
                   Submitted May 20, 2019
                   CIK No. 0001725882

    Dear Mr. Datika:

          We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
    EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
    April 11, 2019 letter.

    General

    1. It appears from your revisions to Section 4 of Exhibit B of the Form of INX Token
           Purchase Agreement and in your prospectus that the ability to use INX Tokens as a portion of the collateral deposited with the INX Securities trading platform are no longer terms of the INX Tokens themselves. Accordingly, please make conforming revisions to your disclosures on pages 19, 102 and F-7, or advise.
 Shy Datika
INX Limited
June 28, 2019
Page 2

Prospectus Summary

Industry Overview

Background & Current Market

Markets for Blockchain Assets and ICOs, page 4

2. We note your revisions on page 17 in response to comment 15 that artificial or non-
       economic blockchain asset trading activity has been reported and, if true, this trading could inflate blockchain asset trading prices. Please also revise to address these reports when discussing the global market capitalization of blockchain assets in order to balance your disclosure and provide necessary context to investors.

Management's Discussion and Analysis of Financial Condition and Results, page
45

3. We note your subsequent event disclosure in Note 10 on page F-28. Please revise your
       MD&A where appropriate to discuss the timing (when the change will be effective) and the potential impacts of the change in the Adjusted Operating Cash Flow distribution rate which was increased from 20% to 40% per year upon the token liability and related expense when the change becomes effective.

4. It appears that the INX Token Purchase Agreement was modified in 2019 to, in part (1)
       prohibit distributions not made from Distributable Profit and (2) exclude any profits or losses arising from the fair value adjustment of INX Token and derivative liabilities from the definition of Distributable Profit. Please address the following with respect to these modifications:

           Tell us whether you consider the modifications to be a substantive change to the original agreement or a clarification of what you believed to already be contractually required;

           Explain to us whether the changes to the latest INX Token Purchase Agreements and
           INX Token rights will apply retrospectively to previously issued INX Tokens;

           Tell us whether the consent of all equity holders is required in order for the changes to the INX Token Purchase Agreement and INX Token rights to become effective;

           Clarify whether the terms and provisions that affect distributions in the INX Token
           Purchase Agreement apply only on distributions to Tokenholders or to all distributions to equity holders and Tokenholders. If all, tell us how the terms and provisions of the INX Token Purchase Agreement apply in liquidation scenarios; and
 Shy Datika
INX Limited
June 28, 2019
Page 3

           In addition, please provide similar information for any other material modifications to the INX Token Purchase Agreement and revise your disclosure to include a discussion all material changes made to the latest INX Token Purchase Agreement and INX Token rights in the relevant section of the filing (e.g. Participation Right and
           Adjusted Operating Cash Flow on page 99). Finally, please clarify for us when the amended INX Token Purchase Agreement was executed and tell us when the above mentioned modifications became effective.

5. It appears you have entered into an amendment to the INX Token Purchase Agreement such that company is required to operate a bona fide trading platform. Please clarify for us whether you consider this revision to the agreement to be a substantive change to the original agreement or a clarification of what you believed to already be contractually required. Additionally, please explain to us how this impacts the company's obligations under the INX Token Purchase Agreement including whether the company is able to satisfy any requirement to operate a crypto exchange platform by leveraging open source software or licensing a platform from a vendor.

Description of INX Tokens

Technical Features of the INX Token, page 95

6. We note your revisions in response to comment 28 related to the new "lock function" or
       "lock-up" feature. Please revise to disclose the party responsible for activating and or disarming the lock function, the circumstances in which the lock function may be activated, materially describe the "specified time" or "lock-up period" for which the digital wallet and/or all INX Tokens would be locked, and the notice, if any, that would be provided to investors both in advance of and following such a lock.

KYC/AML Requirements and the Whitelist Database, page 96

7. We note your revision on page 97 that you "will take appropriate action, including, but not limited to, voiding transfers of the INX Tokens related to the suspicious wallet addresses" in the event you detect suspicious transfers or non-compliance to KYC/AML regulation. Please tell us and revise to describe how these transfers will be voided and how this complies with your disclosure on page 56 that there "are no known methods for changing a blockchain once it has been written."

Participation Right in Adjusted Operating Cash Flow

Calculation of Participation Right in Adjusted Operating Cash Flow, page 100

8. We note your revision in response to comment 31 regarding disclosures about the participation right in Adjusted Operating Cash Flow. Please address the following by revising the textual or graphical presentations as follows:
 Shy Datika
INX Limited
June 28, 2019
Page 4


           Revise your graphical presentation on page 100 to better distinguish between your references to December 31, which appear to refer to December 31 on different years.
           Also clarify the relevance of the January 1 date, since we understand that the
           Adjusted Operating Cash Flow is calculated as of December 31 of each year.

           Clarify, if true, that the starting point for your calculation shown on page 100 is cash flow from operating activities, consistent with disclosure on page 99, and not
           Adjusted Operating Cash Flow.

           Clarify why you subtract proceeds from "Initial Sales" of INX tokens, but add proceeds from the issuance of INX Tokens to cumulative operating cash flow, and discuss the circumstances under which you would be issuing INX Tokens other than in "Initial Sales."

           Clarify whether the number of tokens that will be shown as outstanding on Etherscan or your website will be the same as the number that are to be deemed outstanding for purposes of the distribution. For example, disclose whether this number of shares will have been reduced by INX Tokens used for transaction fees that are held in INX
           Service's digital wallet.

           Disclose how you will inform Token holders of the amount of the adjustments you make to cash flow from operations, as disclosed in your audited financial statements, with respect to each distribution so that they can verify the amount of the distribution that they are entitled to receive.

Plan of Distribution

Onboarding and Requests to Purchase INX Tokens

Rejections of a Purchase Request, page 108

9. We note your response to comment 36, however, you do not appear to have disclosed that
       "a purchaser will be granted one hour to execute the purchase agreement prior to its expiration." Please revise your disclosure, here or under "Submitting a Purchase
       Request" to disclose when a purchaser must execute a purchase agreement in order for it to be timely, and that unexecuted purchase agreements will expire automatically at 12:00
       a.m. (GMT) each day when a new BTC/USD and ETH/USD exchange rate is determined.
       Please also clarify whether unexecuted purchase agreements to be paid in U.S. Dollars will expire at 12:00 a.m. when new exchange rates are determined. Please also clarify that potential investors may not submit payment in the form of bitcoin or ether until after the $5,000,000 minimum offering requirement has been met.
 Shy Datika
INX Limited
June 28, 2019
Page 5

Minimum Offering Requirement, Initial Closing and Subsequent Closings; Escrow Account, page 109

10. We note your response to comment 38 that after your initial closing, you "plan to either accept or reject purchase orders on a rolling basis within 24 hours of receiving an executed purchase agreement with payment." Please make conforming revisions to your prospectus regarding the amount of time you will take to review executed and funded purchase agreements.

Suitability Standards, page 113

11. We note that you have added this section to describe special investor suitability standards for certain states. Please ensure that you describe all of the material provisions of the suitability standards to which you refer and address how these interact with your obligations under the federal securities laws.

Notes to the Financial Statements

Note 3: Token Liability, page F-16

12. We read your response to comment 39. Based on the information provided, we do not believe you have sufficiently supported your assumption that the possibility for allocations of assets outside of an 80/20 split would not have a material effect on how a market participant would determine the fair value of the INX Tokens. Please provide additional persuasive evidence supporting a view that any allocation of distributable assets outside of an 80/20 split would not materially affect the price a market participant would pay for the tokens. Your response should clearly consider the differences in the legal and contractual rights to the net assets of the company between the common shares and token holders, including dividend and liquidation rights discussed in previous correspondence, and how the results of considering those legal and contractual differences under various scenarios relate to the measurements of fair value recorded in your financial statements. Your response should also include addressing the following matters:

           Analyze whether the changes made to the token terms and conditions clarify the provisions that already existed (and therefore considered in your historical valuations)
           or whether they modified the instruments, including whether and how this would impact the tokens' valuation pursuant to IFRS 13.

           Explain the company's view regarding the appropriate allocation of cash in a liquidation event (i.e., scenario 2 within your response to comment
39). We note
           your previous response regarding the uncertainty in liquidation proceedings; however, we would expect the company to have a view regarding what rights the token holders would have in a liquidation scenario. Please consider both scenarios where the token
 Shy Datika
INX Limited
June 28, 2019
Page 6

           holders would have a claim that the company breached a provision of the token arrangement and where the token holders would not have a claim that the company had any breach.

           Explain why a market participant would disregard a liquidation waterfall when valuing the tokens (i.e., scenario 2 within your response to question 39).

           We note the statement in your response that the company has caused ordinary shareholders who hold approximately 78% of outstanding share capital to enter into an agreement to subordinate their rights to receive any distributions and payments to
           INX Token holders. Please clarify for us when these agreements were executed.
           Additionally, please tell us whether the remaining 22% of shareholders have similarly subordinated their rights to receive distributions.

Exhibit Index

Exhibit 4.1   Form of INX Token Purchase Agreement

13. We note your revision to Section 7.2 of the Form of INX Token Purchase Agreement in
       response to comment 42. Please make conforming revisions to Section 7.3 or confirm that the disclaimer in Section 7.3 does not constitute a waiver of any right under the federal securities laws, as originally requested.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim,
Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, me at (202) 551-3765 with any other questions.

                                                           Sincerely,

                                                           /s/ Pamela A. Long

                                                           Pamela A. Long
                                                           Assistant Director
                                                           Office of Financial
Services

cc:    Mark S. Selinger, Esq.